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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                  (Amendment No. 51)


                                  CITICASTERS INC.
                                   (Name of Issuer)


                         Class A Common Stock, $.01 Par Value
                            (Title of Class of Securities)



                                      172936-10-6
                                    (CUSIP Number)



                  James E. Evans, Vice President and General Counsel
                            American Financial Corporation
                                One East Fourth Street
                                Cincinnati, Ohio 45202
                                    (513) 579-2536
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)



                                      See Item 5
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

                                  Page 1 of 8 Pages
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                                         13D

            CUSIP NO.  172936-10-6                   Page 2 of 8 Pages


          1.  NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              American Financial Corporation                  31-0624874
              Carl H. Lindner

          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
              Not Applicable                                       (b) [ ]

          3.  SEC USE ONLY

          4.  SOURCE OF FUNDS*
              Not Applicable

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio Corporation
              United States Citizen

          7.  SOLE VOTING POWER
                 1,557,468

          8.  SHARED VOTING POWER
                 4,923,525

          9.  SOLE DISPOSITIVE POWER
                 1,557,468

          10. SHARED DISPOSITIVE POWER
                 4,923,525

          11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,923,525

          12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                      [ ]

          13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 50.8%

          14. TYPE OF REPORTING PERSON*
                   HC
                   IN
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
                                         13D

              CUSIP NO.  172936-10-6                     Page 3 of 8 Pages



          1.  NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              American Financial Enterprises, Inc.            31-0996797

          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
              Not Applicable                                       (b) [ ]

          3.  SEC USE ONLY

          4.  SOURCE OF FUNDS*
              Not Applicable

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut Corporation

          7.  SOLE VOTING POWER
              ---

          8.  SHARED VOTING POWER
              1,163,524

          9.  SOLE DISPOSITIVE POWER
              ---

          10. SHARED DISPOSITIVE POWER
              1,163,524

          11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,163,524

          12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                         [ ]

          13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.0%  (See Item 5)

          14. TYPE OF REPORTING PERSON*
                   HC
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
          Item 1.   Security and Issuer.

               This Amendment No. 51 to Schedule 13D is filed on behalf of American Financial Corporation ("AFC"), American Financial Enterprises, Inc. ("AFEI") and Carl H. Lindner ("CHL"), the principal shareholder, Chairman of the Board of Directors and Chief Executive Officer of AFC and the Chairman of the Board of Directors and President of AFEI (collectively the "Reporting Persons"), to amend and update their Schedule 13D most recently amended July 8, 1994, relative to the class of $.01 par value Class A Common Stock ("Class A Common Stock,") issued by Citicasters Inc., formerly "Great American Communications Company" ("Citicasters").

               As of September 30, 1994, AFC beneficially owned 82.6% of the outstanding common stock of AFEI and its designees constitute a majority of AFEI's Board of Directors. Additionally, certain officers and executives of AFC also serve as officers of AFEI.

          Item 4.   Purpose of the Transaction.

               The Reporting Persons consider their beneficial ownership of Citicaster equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Citicasters equity securities or dispose of some or all of the Citicasters equity securities which they beneficially own. The Reporting Persons may be deemed to be controlling persons of Citicasters. The Reporting Persons have substantial influence over the management and operations of Citicasters and participate in the formulation, determination and direction of business policies. Executives of AFC constitute three of the six members of the Board of Directors of Citicasters.

          Item 5.   Interest in Securities of the Issuer.

               In a News Release attached hereto as Exhibit 1, Citicasters reported that it had repurchased an aggregate of 1,633,815 shares of Citicasters Common Stock. As a result of these repurchases, the number of outstanding shares of Citicasters Common Stock was reduced from 11,333,696 to 9,699,881. As of October 31, 1994, the Reporting Persons beneficially owned 4,923,525 shares (or approximately 50.8% of the outstanding shares) of Citicasters Common Stock as follows:

             Holder                 Number of Shares

             AFC                        2,202,533
             AFEI                       1,163,524
             CHL                        1,456,151
             CHL Foundation               101,317

                    Total:              4,923,525

               CHL Foundation =    The Carl H. Lindner Foundation, a
                                   charitable foundation.  CHL has voting
                                   power over the securities held therein.

                                        - 4 -
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               Certain officers and directors of AFC beneficially own
          shares of Citicasters Common Stock as follows: James E. Evans, Vice President and General Counsel, 40,000 shares; Fred J. Runk, Vice President and Treasurer, 20,022 shares (including three shares he purchased on September 16, 1994 for $20.33 per share); Thomas E. Mischell, Vice President, 10,994 shares; Sandra W. Heimann, Vice President, 74,326 shares; Robert C. Lintz, Vice President, 20,000 shares; Ronald F. Walker, President, 20,000 shares; James C. Kennedy, Deputy General Counsel and Secretary, 2,500 shares; Robert H. Ruffing, Controller, 5,500 shares.

               As of October 31, 1994, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Citicasters equity securities had been engaged in by the Reporting Persons, by AFC directors, officers or controlling persons.

          Item 7.   Material to be filed as Exhibits.

               (1)  News Release referred to in Item 5.

               (2) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

               (3) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

          Dated:  October 31, 1994    AMERICAN FINANCIAL CORPORATION


                                      By:/s/ James C. Kennedy
                                         James C. Kennedy, Deputy General
                                            Counsel and Secretary

                                      AMERICAN FINANCIAL ENTERPRISES, INC.



                                      By:/s/ James C. Kennedy
                                         James C. Kennedy, Secretary


                                      /s/ James C. Kennedy
                                      James C. Kennedy, As Attorney-in-Fact
                                       for Carl H. Lindner

          (CITI.#51)





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          Exhibit 1
                               N e w s   R e l e a s e



                   CITICASTERS ANNOUNCES SALE OF TELEVISION STATION



          FOR IMMEDIATE RELEASE

             (Cincinnati, Ohio - October 14, 1994) Citicasters Inc. ("Citicasters") announced today that it has completed the sale of television station WBRC Birmingham to New World Communications Group Incorporated. As previously announced, Citicasters completed the sale of three other network stations to New World on September 9, 1994. The sales price for the four stations included $355 million cash and a warrant to purchase five million shares of New World common stock at a price of $15.00 per shares.

             Citicasters also announced that it has purchased 499,637 shares of its Common Stock at a price of $21.875 per share from several unaffiliated institutions. Since September 14, 1994, Citicasters has purchased 1,134,178 shares of its Common Stock in addition to today's announced transactions.

             Citicasters operates 14 radio stations, including ten FM and four AM stations, along with two network affiliated television stations in major markets throughout the country.

             Citicasters' common stock is traded over the counter under the symbol CITI.


                                         -30-

          FOR FURTHER INFORMATION,
          PLEASE CONTACT:

          Gregory C. Thomas
          Telephone:  513/562-8000










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          Exhibit 2
                                  A G R E E M E N T

             This Agreement executed this 10th day of February, 1986, is by and among American Financial Corporation, an Ohio corporation ("AFC"), One East Fourth Street, Cincinnati, Ohio 45202, American Financial Enterprises, Inc., a Connecticut corporation ("AFEI"), One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner, an individual ("CHL"), 8555 Shawnee Run Road, Cincinnati, Ohio 45243.

             WHEREAS, as of the date of this Agreement, CHL beneficially owns approximately 45.4% of AFC's outstanding Common Stock and is Chairman of the Board of Directors and Chief Executive Officer of AFC;

             WHEREAS, as of the date of this Agreement, CHL beneficially owns approximately 73.8% of AFEI's outstanding Common Stock and has majority representation on the Board of Directors of AFEI;

             WHEREAS, pursuant to CHL's percentage ownership of AFC's outstanding Common Stock and his status as Chairman of the Board of Directors and Chief Executive Officer of AFC, CHL may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

             WHEREAS, AFC and its subsidiaries, including AFEI, from time to time must file statements pursuant to certain sections of the Securities and Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies; now therefore be it

             RESOLVED, that AFC, AFEI and CHL, not admitting any beneficial ownership, do each hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of AFC or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                     AMERICAN FINANCIAL CORPORATION

                                     By:/s/ James E. Evans
                                        James E. Evans, Vice President
                                         and General Counsel

                                     AMERICAN FINANCIAL ENTERPRISES, INC.

                                     By:/s/ James E. Evans
                                        James E. Evans, Vice President
                                          and General Counsel


                                     /s/ Carl H. Lindner
                                     Carl H. Lindner


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          Exhibit 3

                                  POWER OF ATTORNEY



                  I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Corporation or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Corporation or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

                  IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 3rd day of June, 1992.



                                     /s/ Carl H. Lindner
                                     Carl H. Lindner








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